UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Citizens Financial Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

174610 105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON RBSG International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 384,700,563
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 384,700,563
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,700,563
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.5%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON The Royal Bank of Scotland plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 384,700,563
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 384,700,563
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,700,563
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.5%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON The Royal Bank of Scotland Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION COUNTRY OF ORIGIN: United Kingdom REGISTERED: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 384,700,563
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 384,700,563
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,700,563
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.5%
12	TYPE OF REPORTING PERSON CO

ITEM 1.	(a)	Name of Issuer:

Citizens Financial Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

One Citizens Plaza
Providence, Rhode Island 02903

ITEM 2.	(a)	Name of Person Filing:

   This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  The persons reporting information on this Schedule 13G include, in addition to RBSG, RBSG International Holdings Limited (“RBSGIH”), a private company incorporated in the United Kingdom and registered in Scotland; and The Royal Bank of Scotland Plc (“RBS”), a public limited company incorporated in the United Kingdom and registered in Scotland.  RBSG, RBS, and RBSGIH are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended.  All of the shares of RBS and RBSGIH are directly or indirectly owned by RBSG.

(b)	Address of Principal Business Office, or if None, Residence:

The registered offices of RBSG and RBS are located at 36 St. Andrew Square, Edinburgh, Scotland  EH12 1HQ.

The registered office of RBSGIH is located at 24/25 St. Andrew Square, Edinburgh, Scotland EH2 1AF.

(c)	Citizenship or Place of Organization:

See Line 4 of cover sheets.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s common stock, par value $0.01 per share.

(e)	CUSIP Number:

174610 105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

RBSGIH is the record owner of 384,700,563 shares of the Issuer (the “RBSGIH Record Shares”) as at December 31, 2014.  As RBS holds 100% of the shares of RBSGIH, RBS may be deemed to own, beneficially, the RBSGIH Record Shares.  As RBSG holds 100% of the shares of RBS, RBSG may be deemed to own, beneficially, the RBSGIH Record Shares.

(b)	Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheets are calculated based on 545,700,563 shares reported to be outstanding based on the final prospectus of the Issuer filed pursuant to Rule 424(b)(4) on September 25, 2014, as adjusted for the Issuer’s repurchase of 14,297,761 shares as disclosed in the Issuer’s current report on Form 8-K filed on October 9, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.  The reporting persons expressly disclaim membership in a “group” as used in Rule13d-1(b)(1)(ii)(K).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2015

RBSG International Holdings Limited

By:	/s/ Sally Sutherland
Name:	Sally Sutherland
Title:	Director of Company Secretary

The Royal Bank of Scotland plc

By:	/s/ Aileen Taylor
Name:	Aileen Taylor
Title:	Chief Governance Officer and Board Counsel

The Royal Bank of Scotland Group plc

By:	/s/ Aileen Taylor
Name:	Aileen Taylor
Title:	Chief Governance Officer and Board Counsel